October 18, 2018

Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Multi-Strategy Growth & Income Fund, File No. 811-22572

Dear Ms. Larkin:

On October 5, 2018, Multi-Strategy Growth & Income Fund (the “Registrant” or the “Fund”) filed a preliminary proxy statement. On October 15, 2018, you provided comments by phone. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.       Comment. Please include a copy of the proxy card and information to complete all blanks in your comment response letter.

Response. The definitive proxy statement filed contemporaneously with this response letter, which includes a copy of the proxy card and includes all information previously left blank, is incorporated by reference.

2.       Comment. On page 2, in the cover letter, you use the term “synergies.” Please include a plain English description of that term.

Response. The sentence that currently reads:

Destra brings resources, synergies, and new relationships that we believe will greatly benefit the Fund and, ultimately, you (the shareholder).

has been revised in its entirety to read as follows:

Destra brings strategic collaboration, resources and new relationships that we believe will greatly benefit the Fund and, ultimately, you (the shareholder).

In addition, the sentence that currently reads:

However, we hope to achieve synergies across several areas of Fund operations, which may result in cost savings to our shareholders over time.

October 18, 2018

has been revised in its entirety to read as follows:

However, we hope to achieve increased efficiency across several areas of Fund operations, which may result in cost savings to our shareholders over time.

3.       Comment. On page 2, there is a sentence that states “[a]s such, we will be changing the name of the Fund to the Destra Alternative Access Fund.” Please revise the sentence to be conditioned upon the approval of the proposals described within the proxy statement.

Response. The cited disclosure has been revised in its entirety to read as follows:

As such, if Proposals 1, 2 and 3 are approved by shareholders, the name of the Fund will change to Destra Alternative Access Fund.

4.       Comment. On page 3, third paragraph under Proposal 1, we note the following sentence:

Destra and LCM both believe the proposed change to the Fund’s management structure has the potential to (i) expand the Fund’s presence in more distribution channels; (ii) increase its asset base; and (iii) lower operating expenses as a percentage of assets due to the potential increase in Fund size.

Please explain why Destra and LCM believe (i) through (iii). In addition, please consider disclosing that the Board shares these beliefs, if true. If the Board does not share these beliefs, please consider deleting the sentence altogether.

Response. The sentence cited has been revised in its entirety to read as follows:

Destra operates an affiliated broker dealer with a team of external wholesalers and national account personnel who have deep experience in selling investments like the Fund, uses highly sophisticated data and client relationship management systems to effectively market Destra’s offerings, thoroughly trains its sales personnel, and has a broad network of relationships with financial intermediaries. Based on these factors, the Trustees, LCM and Destra believe the proposed change to the Fund’s management structure has the potential to (i) expand the Fund’s presence in more distribution channels; (ii) increase its asset base; and (iii) lower operating expenses as a percentage of assets due to the potential increase in Fund size.

5.       Comment. In fourth paragraph on page 3, we note the following disclosure:

More specifically, under the Asset Purchase Agreement, LCM has agreed to transfer to Destra, for a cash payment at the closing of the Asset Transfer (as defined below), an earnout payment, and subject to certain exceptions: (i) all right, title and interest of LCM in and to all books and records to the extent used in or relating to the Business; (ii) all goodwill of LCM relating solely to the Business.

October 18, 2018

Please explain what the “earnout payment” is in plain English in the disclosure. If the payments will continue after closing, please provide more detail regarding the amount and timing of the payment to the staff by return correspondence.

Response. The sentence cited has been modified as shown:

More specifically, under the Asset Purchase Agreement, LCM has agreed to transfer to Destra, for a cash payment at the closing of the Asset Transfer (as defined below), an earnout payment (additional future payment based, in part, on the future size of the Fund) and subject to certain exceptions: (i) all right, title and interest of LCM in and to all books and records to the extent used in or relating to the Business; (ii) all goodwill of LCM relating solely to the Business.

The amounts of the earnout payments, if any, will be paid by Destra to LCM on the first and second anniversary of the closing of the Asset Transfer. The amount of each payment is variable and depends, in part, on the AUM at the relevant time of payment. Fund assets will not be used to pay these earnout payments.

6.       Comment. On page 3, we note the following disclosure:

The Fund is not a party to the Asset Purchase Agreement; however, the completion of the Asset Transfer is subject to certain conditions, including shareholder approval of Proposals 1, 2 and 3 (the “Transaction”) described in this Proxy Statement.

Please disclose in the proxy statement what will occur if Proposals 1, 2 and 3 are not approved by shareholders.

Response. The disclosure below, which immediately follows the cited sentence, has been modified as shown to address the issue raised:

Therefore, if shareholders do not approve the Proposed Advisory Agreement, the Proposed Sub-Advisory Agreement (as defined below) and elect the Trustee nominees at the Meeting or if the other conditions in the Asset Purchase Agreement are not satisfied or waived, then the Asset Transfer will not be completed, ~~and~~ the Asset Purchase Agreement will terminate, LCM will continue as the Fund’s adviser, and the Fund’s current Trustees will continue to serve on the Fund’s Board of Trustees.

7.       Comment. On page 4, we note the following disclosure:

The proposed change to the Fund’s management structure will shift management oversight responsibility for the Fund from LCM to Destra. The day-to-day portfolio management responsibility of the Fund will remain the same, as the Fund’s current adviser, LCM, will become the Fund’s sub-adviser, under the supervision of Destra. By engaging Destra as the adviser to the Fund and LCM as the sub-adviser to the Fund, the Fund will be sub-advised by the same portfolio management team that currently advises the Fund. In particular, the portfolio managers who are

October 18, 2018

currently primarily responsible for the day-to-day portfolio management of the Fund will continue to manage the Fund.

Please consider deleting or modifying the last sentence to avoid repetition within this paragraph.

Response. The paragraph cited has been modified as shown:

The proposed change to the Fund’s management structure will shift management oversight responsibility for the Fund from LCM to Destra. The day-to-day portfolio management responsibility of the Fund will remain the same, as the Fund’s current adviser, LCM, will become the Fund’s sub-adviser, under the supervision of Destra. By engaging Destra as the adviser to the Fund and LCM as the sub-adviser to the Fund, the Fund will be sub-advised by the same portfolio ~~management team that~~ managers who currently advise~~s~~ the Fund. ~~In particular, the portfolio managers who are currently primarily responsible for the day-to-day portfolio management of the Fund will continue to manage the Fund.~~

8.       Comment. In the table comparing the provisions of the Current Advisory Agreement with the terms of the Proposed Advisory Agreement, in the row entitled “Appointment of Sub-Advisers,” please revise the description to clarify that sub-advisers may not be appointed without Board and shareholder approval.

Response. The disclosure cited has been revised in its entirety to read as follows:

Appointment of Sub-Advisers	Authorizes the adviser to appoint investment sub-advisers, subject to Board and shareholder approval	Same

9.       Comment: In the table comparing the provisions of the Current Advisory Agreement with the terms of the Proposed Advisory Agreement, in the row entitled “Limitation of Liability,” we note that in the Current Advisory Agreement, liability resulting from bad faith on the part of the adviser is not limited. However, in the Proposed Advisory Agreement, liability resulting from bad faith on the part of the adviser does not appear to be addressed. Please explain why this bad faith exclusion is not included in the Proposed Advisory Agreement.

Response: The standard of care description in the Proposed Advisory Agreement is consistent with industry practice in that it uses a gross negligence standard.  However, the Proposed Advisory Agreement also provides that the adviser remains liable despite this standard to the extent required by applicable federal law that cannot be waived or modified.  In this case, federal law (in particular, Section 17(i) of the 1940 Act) provides that an adviser’s liability cannot be limited in the case of bad faith.  Therefore, while the language in the two agreements differs, neither agreement purports to exculpate the adviser if it acts in bad faith.

October 18, 2018

10.       Comment. On page 6, in the paragraph describing the proposed expense limitation agreement, please state expressly that the proposed fee waiver structure is the same as the current fee waiver structure. If they are not, please provide the disclosure required by Item 22(a)(3)(iv).

Response. The following sentence has been added at the end of the cited paragraph:

The terms of the Proposed Expense Limitation Agreement are identical to the terms of the Fund’s current expense limitation agreement with LCM, except that the duration and parties are changed.

11.       Comment. On page 7, under “Information Concerning Destra,” please put the information required by Item 22(c)(10) into tabular format as required by the instruction to that item. Alternatively, if doing so would make the disclosure less clear, please explain why in return correspondence.

Response. The Fund believes that because the summary of the Credit Fund’s advisory fee and expense limitation agreement require extensive description, the disclosure is better suited to the current narrative format used.

12.       Comment. On page 8, under “Evaluation by the Board of Trustees (Advisory Agreement),” please make the modifications shown below to the following sentence:

The Trustees remarked that the proposed advisory fee of 1.35% was equal to the Fund’s current advisory fee and was slightly less ~~was less~~ than the peer group average.”

Response. The Fund has made the requested revision.

13.       Comment. On page 9, in correspondence, please explain how the summary of the analysis under “15(f) Considerations” is consistent with Section 15(f) of the 1940 Act, particularly with respect to paragraph 2(B).

Response. Section 15(f) of the 1940 Act provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. That safe harbor is conditioned on the following: (a) for a period of three years after the time of such sale, at least 75% of the board of trustees are not interested persons of the investment adviser, as the term is defined in the 1940 Act, and (b) there is not imposed an unfair burden as a result of the sale.

Under Section 15(f), paragraph 2(B), an unfair burden includes any arrangement, during the two-year period after the date on which any such transaction occurs, whereby the investment adviser

October 18, 2018

or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

The following analysis, which addresses both prongs (a) and (b) above and is included in the paragraph cited, has been modified as shown to further clarify the anticipated use of an affiliated broker (with corresponding changes made in Proposal 2) and further define “unfair burden”:

15(f) Considerations. The Trustees noted that section 15(f) of the 1940 Act provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. They further noted that the safe harbor is conditioned on the following: for a period of three years after the time of such sale, at least 75% of the board of trustees are not interested persons of the investment adviser, as the term is defined in the 1940 Act, and there is not imposed an unfair burden as a result of the sale. The Trustees noted that under Section 15(f) of the 1940 Act, an unfair burden includes any arrangement, during the two year period after the time of such sale, whereby the investment adviser or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services. They noted that it was anticipated that after the Transaction, at least 75% of the Board of Trustees of the Fund would be independent. They also considered whether the retention of the Adviser will impose an unfair burden on the Fund’s shareholders. After discussion, they concluded that the retention of the Adviser was unlikely to impose an unfair burden on the Fund’s shareholders because after the Transaction, none of the Adviser, LCM, or any of their affiliates would be entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund (other than compensation received by an affiliated broker in connection with Fund portfolio transactions executed in compliance with Rule 17e-1), or (ii) from the Fund for other than bona fide investment advisory or other services.

14.       Comment. On page 16, we note one of the positions held by Mr. Dalmaso is described as “General Counsel and Chief Compliance Officer of M1 Holdings LLC, 2015 to present.” Please add a parenthetical explanation to describe the nature of the business conducted by M1 Holdings LLC.

Response. The cited disclosure has been revised in its entirety to read “General Counsel and Chief Compliance Officer of M1 Holdings LLC (free, self-directed online investment platform), 2015 to present.”

October 18, 2018

15.       Comment. Because the Fund is a closed-end investment company, please provide all information required by Item 22(b)(16) of Schedule 14A, as applicable.

Response. The Fund confirms that all applicable disclosures required by Item 22(b)(16) of Schedule 14A are provided. However, to conform with the formatting requirements of Item 407(d)(3)(ii) of Regulation S-K, the first sentence under “Audit Committee” is revised to read as follows:

The Board has an Audit Committee that consists of three Trustees ~~(Ira J. Miller, Darlene T. DeRemer and Mark J. Riedy, Chairman of the Audit Committee)~~, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act.

In addition, the following sentence is added after the second paragraph under “Audit Committee”:

The Audit Committee members are Ira J. Miller, Darlene T. DeRemer and Mark J. Riedy.

16.       Comment. On page 18, in the paragraph under “Compensation,” please include disclosure regarding compensation paid to certain officers over the last fiscal year, in accordance with Item 22(b)(13) of Schedule 14A.

Response. The following sentence has been added to the paragraph cited:

During the last fiscal year, none of the Fund’s officers received any compensation from the Fund.

17.       Comment. On page 19, in Proposal 4, please add disclosure explaining what “non-diversified” means and discussing the strategies and risks of being non-diversified.

Response. The following additional language has been added to the end of section entitled “Proposal to Change the Diversification Policy”:

As a non-diversified fund, the Fund will not be subject to the constraints of a diversified company. This means, for example, that the Fund will be able to invest more than 5% of its total assets in the securities of one or more issuers or hold more than 10% of the outstanding voting securities of an issuer. As such, the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.

October 18, 2018

18.       Comment. For each Nominee, please provide the disclosure required by Item 22(b)(5) of Schedule 14A.

Response. The following disclosure has been added to page 18 immediately before the section entitled “Compensation.”

Nominee Ownership

The following table shows the dollar range of the Fund shares beneficially owned by each Nominee as of the Record Date:

Name of the Trustee or Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen or to be Overseen by the Nominee in Family of Investment Companies
John S. Emrich	None	None
Michael S. Erickson	None	None
Jeffrey S. Murphy	None	None
Nicholas Dalmaso	None	None

If you have any questions or additional comments, please call Craig A. Foster at (614) 469-3280.

Sincerely,

Craig A. Foster